Exhibit 3.8

CERTIFICATE OF AMENDMENT OF THE

SECOND AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

ICX TECHNOLOGIES, INC.

Hans Kobler and Daniel Mongan certify that:

1. They are the President and the Secretary, respectively, of ICx Technologies, Inc., a Delaware Corporation (the “Corporation”), originally incorporated on December 15, 2003 as Wexford VII Corp.

2. The Second Amended and Restated Certificate of Incorporation was filed with the Secretary of State of Delaware on August 22, 2005 and amended by Certificates of Amendment filed on January 12, 2006, September 19, 2006 and December 19, 2006 (the “Restated Certificate”).

3. The first paragraph of Article IV of the Restated Certificate is hereby amended and restated in its entirety as follows:

“The Corporation is authorized to issue two classes of stock to be designated, respectively, “Common Stock” and “Preferred Stock.” The total number of shares that the Corporation is authorized to issue is 80,500,000 shares, 60,000,000 shares of which shall be Common Stock (the “Common Stock”) and 20,500,000 shares of which shall be Preferred Stock (the “Preferred Stock”), all of which shares of Preferred Stock shall be designated as “Series A Convertible Preferred Stock” (the “Series A Preferred”). All shares of stock of the Corporation shall have a par value of $0.001 per share.

Effective upon the filing of this Restated Certificate, (i) each one (1) share of Common Stock of the Corporation shall be automatically exchanged and combined, without further action, into one-half (1/2) fully paid and non-assessable share of Common Stock, and (ii) each one (1) share of Preferred Stock of the Corporation shall be automatically exchanged and combined, without further action, into one-half (1/2) fully paid and non-assessable share of Preferred Stock (the “Reverse Split”). The Reverse Split will be effected on a certificate-by-certificate basis, and any fractional shares resulting from such combination shall be rounded up to the nearest whole share on a certificate-by-certificate basis.”

4. The fourth paragraph of Article IV of the Restated Certificate is hereby amended and restated in its entirety as follows:

“The Series A Base Price, as such term is referred to herein, shall be $10.00 (the “Series A Base Price”). The Series A Base Price shall be adjusted for any stock dividends, combinations, splits, recapitalizations and the like for such shares.”

5. Section 6(b) of Article IV of the Restated Certificate is hereby amended and restated in its entirety as follows:

“(b) Automatic Conversion. Each share of Series A Preferred shall automatically be converted into shares of Common Stock (“Conversion Shares”) at the then effective Series A Conversion Price, determined pursuant to Section 6(a) above, upon the earlier of (i) the date specified by vote or written consent or agreement of holders of a majority of the shares of Series A Preferred then outstanding, or (ii) immediately before the closing of a firm commitment underwritten initial public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended (the “Act”), covering the offer and sale of Common Stock for the account of the Corporation to the public through an underwriter resulting in the gross proceeds to the Corporation (before the deduction of underwriters’ commissions and expenses) of not less than $40 million and at an offering price per share of Common Stock of at least $30.00 per share (as adjusted for stock splits, stock dividends and the like) (a “Qualified IPO”) If a mandatory conversion under this Section 6(b) occurs, the Corporation shall promptly issue a new certificate to each holder of Series A Preferred representing each stockholder’s Conversion Shares and such holder shall surrender its certificate(s) of Series A Preferred in exchange therefor.”

IN WITNESS WHEREOF, this Certificate of Amendment of the Second Amended and Restated Certificate of Incorporation, which amends certain provisions of the Second Amended and Restated Certificate of Incorporation of the Corporation, having been duly adopted in accordance with the provisions of Sections 228 and 242 of the Delaware General Corporation Law, has been duly executed by its President and Secretary this     th day of                     , 2007.

Hans Kobler, President

Daniel Mongan, Secretary